Via EDGAR

April 16, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Tia Jenkins, Senior Assistant Chief Accountant

Re:	Molson Coors Brewing Company
Form 10-K for Fiscal Year Ended December 26, 2009
Filed February 19, 2010
File No. 1-14829

Dear Ms. Jenkins:

On behalf of Molson Coors Brewing Company (the “Company”), I hereby notify you that the Company intends to provide its written response to the comments set forth in the Securities and Exchange Commission’s letter to the Company, dated April 2, 2010, on or prior to April 23, 2010.

Please contact me at (720) 375-6476 should you have any questions.

Very truly yours,

/s/ Parth S. Munshi
Parth S. Munshi
Senior Counsel, Disclosure and Governance